Imperial Oil Limited 237 Fourth Avenue SW P.O. Box 2480, Station M Calgary, AB, Canada T2P 3M9	Paul J. Masschelin Senior Vice-President Finance and Administration and Treasurer	Tel. (403) 237-4304 Fax (403) 237-2060

May 21, 2010

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:	Imperial Oil Limited

Form 10-K for the Fiscal Year ended December 31, 2009

Filed February 26, 2010

File No. 0-12014

Dear Mr. Schwall:

On behalf of Imperial Oil Limited, please find enclosed our responses to your comments regarding the above filing set forth in your letter of April 21, 2010. We appreciate your agreement to extending the timing of our responses pursuant to the April 26, 2010 letter from Mr. Sean Carleton to Mr. John Lucas. Our responses are numbered to correspond to the numbered comments in your letter.

We also acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you desire clarification of our responses, please direct any questions to Mr. Sean Carleton, Controller, at 403-237-3825.

Yours truly,

/s/ P.J. Masschelin

Attachment

Imperial Oil Limited’s Response to the

Comments Included in the SEC Letter of April 21, 2010

Form 10-K for the fiscal year ended December 31, 2009

Business, page 3

Upstream, page 4

Preparation of Reserves Estimates, page 5

1.	Disclosure under this section indicates, in part, that you have a reserves management group whose responsibilities include oversight of the reserves estimation process for compliance with Securities and Exchange Commission (SEC) rules and regulations, review of annual changes in reserves estimates, and the reporting of Imperial’s proved reserves. The disclosure indicates that this group also maintains the official company reserve estimates for your proved reserves. Explain to us how the tasks of overseeing the reserve estimation process for compliance with SEC rules and regulations and the reporting of your proved reserves relates to, or is different than, the task of maintaining the official company reserve estimates of your proved reserves. As part of your response, tell us whether, and to what extent, reserves estimated for compliance with SEC rules and regulations the reporting of your proved reserves differ from the official company reserve estimate for your proved reserves.

Imperial Oil’s reserves estimation process is the same for SEC reporting and for the determination of the company’s reserves estimates for internal planning purposes and / or capital investment decisions with the exception of the prices used. The company’s SEC reported proved reserves are based on the average of the first-day-of-the-month price for each month during the last 12-month period ending December 31, in compliance with SEC rules and regulations. The company’s internal reserves estimates are based on annual price assumptions the company developed and used for its planning purposes and capital investment decisions.

Differences between Imperial Oil’s SEC reported total proved reserves estimates at 2009 year-end and those developed under the company’s 2009 internal price assumptions were small.

Proved undeveloped reserves, page 5

2.	If there were any material changes in proved undeveloped reserves during the year, provide the particulars, including a discussion of any proved undeveloped reserves converted into proved developed reserves. Refer to Item 1203(b) of Regulation S-K.

At year-end 2009, Imperial Oil reported proved undeveloped reserves of 1,204 million of oil-equivalent barrels (OEB). This compared to proved undeveloped reserves of 219 million OEB at the end of 2008. The increase from 2008 was primarily due to the first time reporting of bitumen to be extracted through mining activities as oil and gas reserves; this reflects the company’s interest in the Kearl project, as disclosed on page 108 of the 2009 Form 10-K. Kearl reserves were reported as mining proven reserves prior to 2009. There were no material proved undeveloped reserves converted into proved developed reserves in 2009 as Kearl is a project under development.

Beginning in our 2010 Form 10-K, we will include any material changes in proved undeveloped reserves during the year in the “proved undeveloped reserves” section under Item 1, Business.

Directors, Executive Officers, and Corporate Governance, page 25

The response to comments nos. 3 and 4 is shown after comment no. 4

3.	Please provide the complete five-year biographical sketch required by Item 401(e) of Regulation S-K for each required individual, filling in any gaps or ambiguities with respect to time periods and positions. It appears that you have not included the required biographical disclosure for any of your named executive officers other than those who are also directors.

4.	Similarly, we note your statements at page 27 that the identified directors, nominees, and executive officers have been engaged “in their principal occupations or in other executive capacities with the same firm or affiliated firms” for the five year period. Please revise your disclosure to specify for each listed individual all changes in titles or employers, and disclose the month and year in which the change took place.

Imperial Oil’s disclosure under Item 401(b) of Regulation S-K in future filings will include the position held by each of its executive officers over the previous five years, the date the executive officer assumed such position, the name and principal business of such employer and the status of such employer as a parent, subsidiary or affiliate of Imperial Oil, substantially in the form of the examples set forth below:

Name	Age (as of Feb. 12, 2011)	Current position (Date Office Held)	Other positions held in the last five years (since Feb. 12, 2006) (Position, date office held and status of employer)

Bruce H. March	53	Chairman, president and chief executive officer (April 2008 to Present)

•    President, Imperial Oil Limited

(January 2008 to April 2008)

•    Director, refining Europe/Africa/

Middle East, ExxonMobil Petroleum & Chemicals BVBA

(May 2007 to January 2008)

(Affiliate)

•    Project executive, Qatar Gas to Liquids project, ExxonMobil Development Company

(February 2006 to May 2007)

(Affiliate)

Brian W. Livingston	56	Vice-president, general counsel and corporate secretary (August 2004 to Present)	No other positions held in last five years

In addition, in future filings with respect to our director nominees, we will indicate each position held by such individual within the past five years, the date the individual assumed such position, whether any such positions were held with Imperial Oil or its parent, subsidiary or affiliate, and the name and principal business of such employer, as well as the time periods during which our director nominees have served as directors of other public companies (both for current directorships and directorships held within the past five years), substantially in accordance with the following example:

Victor L. Young Age 65 Director since April 2002

Principal Occupation/Employment: Corporate Director

Business Experience: Mr. Young served as chairman and chief executive officer of Fishery Products International Limited, a frozen seafood products company from November 1984 until his retirement in May 2001. Mr. Young is past chair of the Royal Commission set up to review how Newfoundland and Labrador might renew and strengthen its place in Canada. Mr. Young was appointed an Officer of the Order of Canada in 1996.

Current Public Company Directorships:

Royal Bank of Canada (April 1991 to Present)

Other Public Company Directorships in the last five years:

Bell Aliant Regional Communications Income Fund (June 2002 – June 2010)

BCE Inc. (May 2001 - May 2010)

Financial Statements, page 78

Notes to Consolidated Financial Statements, page 83

Note 1 – Summary of Significant Accounting Policies, page 83

Property, plant and equipment, page 84

5.	We note your policy to carry as an asset exploratory well costs if: “(a) the well found a sufficient quantity of reserves to justify its completion as a producing well and (b) the company is making sufficient progress assessing the reserves and economic and operating viability of the project.” With a view towards additional disclosure, please explain to us how you considered providing disclosure regarding continued capitalization of exploratory well costs. Refer to FASB ASC 932-235-50-1A and 50-1B.

Capitalized exploratory well costs were CAD45 million, which represented significantly less than one percent of the company’s total or the upstream segment’s net property, plant and equipment as at December 31, 2009. There were no capitalized exploratory well costs as at December 31, 2008 or 2007. Capitalized exploratory well costs as at December 31, 2009 represented costs incurred in 2009 and pending the determination of proved reserves.

Based on the small amount noted above, and mindful that this amount has been capitalized for a period of less than a year, we did not believe disclosure was warranted for our 2009 Form 10-K.

6.	Disclosure under one section of this note indicates that impairment analyses of proved oil and gas properties are based on proved reserves. Disclosure elsewhere in this note and in the critical accounting policies section of your MD&A indicates that prices used in impairment analyses are based on the assumptions you develop in your annual planning and budgeting processes. Clarify for us how the proved reserve quantities used in your impairment analyses are determined, and how the determination of those quantities compares to the requirements of relevant SEC rules and generally accepted accounting principles. Also, explain how your impairment analyses take into consideration any differences between your planning prices and prices required by SEC rules and generally accepted accounting principles.

Proved oil and gas properties held and used by the company are reviewed for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. There were no trigger events for impairment evaluation at Imperial Oil in 2009. As disclosed on page 75 of our 2009 Form 10-K, trigger events for impairment evaluation include a significant decrease in current and projected price or reserves volumes, an accumulation of project costs significantly in excess of the amount originally expected and historical and forecast operating losses.

In general, the company does not view temporarily low oil or natural gas prices as a triggering event for conducting impairment tests. The markets for crude oil and natural gas have a history of significant price volatility. Although prices will occasionally drop significantly, the relative growth / decline in supply versus demand will determine industry prices over the long-term. Accordingly, any impairment tests that the company performs make use of the company’s price assumptions developed in the annual planning and budgeting process for crude oil and natural gas markets. These are the same price assumptions that are used for capital investment decisions.

7.	Disclosure regarding your oil sands mining activities indicates that the capitalization of project development costs begins when there are no major uncertainties that exist which would preclude management from making a significant funding commitment within a reasonable time period. However, discussion in the business section of your filing indicates that you only record proved reserves for projects which have received significant funding commitments by management made toward the development of the reserves. If you begin capitalizing project development costs prior to the time that you establish proved reserves for your oil sands mining projects, explain to us the basis for this accounting. However, if you do not capitalize project development costs until after proved reserves are established, explain why the status of the project funding commitments is considered differently for oil sands mining projects than for other oil and gas projects.

Imperial Oil has a well established and structured capital investment endorsement and approval process for all of its projects, including oil sands mining projects and other oil and gas projects. As disclosed on page 4 of our 2009 Form 10-K, capital funding approval and commitment by management to proceed with the development project is required before proved reserves are permitted to be recorded. Depending on size and complexity, a project may have a single management commitment for funding, or if it is large and complex, there may be several management funding commitment milestones where early expenditures are required (e.g. detailed engineering design, long-lead time equipment needs, pipelines, etc.) in advance of the booking of proved reserves and the final approval of the total project. All of these actions must be fully documented and endorsed in accordance with the management approval authority of the company.

A number of areas are considered by management in determining whether to approve capital funds and commit to project development. Among these considerations are the maturity of the development concept and execution plan, the degree of certainty regarding the reserves assessment, alignment with our co-venturers and host government regarding the bases on which the project will proceed, the degree of confidence in market access for the hydrocarbons, and the adequacy of projected future economic benefits versus corporate objectives.

When spending on approved capital funds occurs, there are sufficient grounds for asset recognition consistent with general accounting principles. However, such expenditures — while capital in nature — often occur prior to the final delineation of the reserves which will be developed by the project, and as such prior to the final calculation of the associated proved reserves.

Asset retirement obligations and other environmental liabilities, page 85

8.	We note the disclosure indicating that asset retirement obligations are not set up for those manufacturing, distribution and marketing facilities with an indeterminate useful life and that asset retirement obligations for these facilities generally become firm at the time the facilities are permanently shut down and dismantled. Describe for us, in reasonable detail, the specific assets for which you do not set up asset retirement obligations. As part of your response, describe the specific factors that lead you to conclude that the useful lives are indeterminate. Additionally, explain your basis for concluding that it is appropriate to defer recognition of asset retirement obligations until the facilities are permanently shut down and dismantled. In connection with this, provide the following:

-	Describe the process and time period through which the shut down and dismantlement of the assets in question is planned, approved and executed;

-	Identify any assets of the type in question that have been shut down in the last five years, and explain the process and time period through which they were shut down; and,

-	Explain your basis for concluding that a reasonable estimate of the fair value of the asset retirement obligation cannot be made prior to the time the assets are permanently shut down and dismantled.

Assets for which there are no asset retirement obligations set up are primarily in the company’s downstream and chemical segments and include refineries, primary distribution terminals, company-owned or leased retail service stations and chemical plants. Asset retirement obligations for these facilities generally become firm at the time the facilities are permanently shut down and dismantled. These obligations may include the costs of asset disposal and soil remediation, if required.

However, the useful life of the above mentioned manufacturing, distribution and marketing facilities to the company is indeterminate (as noted on page 85 of our 2009 Form 10-K) because there are plans for continued operations of these facilities. As such, the fair value of the conditional legal obligations cannot be measured, since it is impossible to estimate the future settlement dates of such obligations. Indeterminate site lives have been made possible through disciplined maintenance and proactive capital investments to renew, replace or expand existing facilities. For example, capital investment in the downstream segment, to which most of these facilities belong, averaged over CAD300 million per year in the period 2005 to 2009. As a further example, disciplined maintenance and paced capital investments have enabled the company’s Sarnia refinery in Ontario, Canada, to be in continuous operations since 1897. There are no plans to retire this facility at any time in the future.

As disclosed on page 73 of our 2009 Form 10-K, the company has an active asset management program, which includes a disciplined, regular review to ensure all assets are contributing to the company’s strategic objectives. A key step of this program involves improving the performance of under-performing assets through cost reduction and productivity enhancement activities. Assets that are no longer strategic are considered for divestment or shut down. Active asset management has been in place at Imperial Oil for many years, and the rigor of this program has contributed significantly to a very efficient capital base. This result is partly reflected in that in the last five years, there was no shut down of any significant sites in the downstream and chemical segments for which there were no asset retirement obligations set up.